Filed Pursuant to Rule 424(b)(3)

Registration No. 333-293093

PROSPECTUS SUPPLEMENT NO. 7

(To the Prospectus dated June 1, 2026)

SUNPOWER INC.

Up to 22,381,878 Shares of Common Stock

This prospectus supplement supplements the prospectus dated June 1, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-293093). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on September 17, 2026 (the “Current Report” and such information, the “Supplemental Information”). Accordingly, we have attached the Current Report to this prospectus supplement with respect to the Supplemental Information.

The prospectus and this prospectus supplement relate to the registration of the resale or other disposition of up to 22,381,878 shares of our common stock by YA II PN, LTD (“Yorkville”). Yorkville is also referred to in the prospectus and this prospectus supplement as the Selling Securityholder. The shares of our common stock to which the prospectus and this prospectus supplement relate have been or may be issued by us to Yorkville pursuant to a standby equity purchase agreement, dated as of January 27, 2026, by and between us and Yorkville (the “SEPA”). Such shares of common stock include (i) up to 22,206,878 shares of common stock that may be issued to Yorkville pursuant to a convertible promissory note issued by us to Yorkville pursuant to the SEPA (the “Conversion Shares”) and (ii) 175,000 shares of common stock we issued to Yorkville as consideration for its commitment to purchase shares of our common stock pursuant to the SEPA (the “Commitment Shares” and, collectively with the Conversion Shares, the “Offered Securities”).

We are not selling any securities under the prospectus and this prospectus supplement and will not receive any of the proceeds from the sale of our common stock by the Selling Securityholder. Prior to the date of the prospectus and this prospectus supplement, we received (i) proceeds of $1,710,000 in connection with our sale and issuance to Yorkville on January 27, 2026 of a convertible promissory note in the aggregate principal amount of $1,900,000 as a pre-paid advance under the SEPA and (ii) proceeds of $9,000,000 from the issuance and sale by us to Yorkville of the YA Debenture; and we may receive proceeds from sales of common stock that we may elect to make to Yorkville pursuant to the SEPA, if any, from time to time after the date of the prospectus and this prospectus supplement. The net proceeds from sales, if any, under the SEPA, will depend on the frequency and prices at which we sell shares of common stock to Yorkville after the date of the prospectus and this prospectus supplement. See “PROSPECTUS SUMMARY - The Standby Equity Purchase Agreement” on page 4 of the prospectus for a description of the SEPA and “SELLING SECURITYHOLDER” on page 99 of the prospectus for additional information regarding the Selling Securityholder.

The Selling Securityholder may sell or otherwise dispose of the common stock described in the prospectus and this prospectus supplement in a number of different ways and at varying prices. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), only with respect to advances under the SEPA (“Advances”) and any profits on the sales of shares of our common stock by Yorkville acquired under the SEPA and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. If any underwriters, dealers, or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. Yorkville is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares of our common stock issuable upon conversion by Yorkville of the convertible promissory notes issued to Yorkville pursuant to the SEPA. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of the common stock to which the prospectus and this prospectus supplement relate by the Selling Securityholder, including our legal and accounting fees. See “Plan of Distribution” on page 114 of the prospectus for more information. No securities may be sold without delivery of the prospectus and this prospectus supplement and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read the prospectus and any applicable prospectus supplement before you invest in our securities.

We engaged Northland Capital Markets (“Northland”) as our placement agent in connection with the SEPA. We have agreed to pay Northland a cash fee of 5.0% based upon the aggregate gross proceeds received from the sales of convertible promissory notes and common stock that we elect to make to Yorkville pursuant to the SEPA. See “Plan of Distribution” on page 114 of the prospectus for additional information regarding this arrangement.

Shares of our common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SPWR”. On September 16, 2026, the closing price of our common stock was $0.3169.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 11 of the prospectus, and under similar headings in any amendments or supplements to the prospectus or this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 17, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1403 N. Research Way, Orem, UT	84097
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 299-4943

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 17, 2026, Jamie Haenggi, a member of the Board of Directors (the “Board”) of SunPower Inc. (the “Company”), informed the Company of her decision not to stand for reelection at the Company’s 2026 Annual Meeting of Stockholders (the “2026 Annual Meeting”). Ms. Haenggi will continue to serve as a director until the 2026 Annual Meeting. Ms. Haenggi’s decision not to stand for reelection was not the result of any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Item 5.08 Shareholder Director Nominations.

To the extent applicable, the information in Item 8.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.08.

Item 8.01 Other Events.

The Company has set November 2, 2026 as the date of the 2026 Annual Meeting. The 2026 Annual Meeting will be held virtually online by means of remote communication. More detailed information regarding the 2026 Annual Meeting will be set forth in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Securities and Exchange Commission (“SEC”). The record date for the 2026 Annual Meeting is September 18, 2026. Stockholders owning the Company’s common stock at the close of business on such record date, or their legal proxy holders, are entitled to vote at the 2026 Annual Meeting. The Company reserves the right to change the record date or the meeting date.

Because the date of the 2026 Annual Meeting is being delayed by more than 30 days from the anniversary date of the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”), in accordance with Rule 14a-5(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is hereby informing shareholders of such change. In addition, because the 2026 Annual Meeting will be held more than 30 days from the anniversary date of the 2025 Annual Meeting, the deadlines for stockholders’ nominations or proposals for consideration at the 2026 Annual Meeting set forth in the Company’s proxy statement for the 2025 Annual Meeting no longer apply. Further, because the 2026 Annual Meeting will be held more than 60 days from the anniversary date of the 2025 Annual Meeting, the deadlines set forth in the proxy statement for the 2025 Annual Meeting for shareholders to submit a notice of a proposal outside the processes of Rule 14a-8 of the Exchange Act and a notice of proposed director nominations, in each case for consideration at the 2026 Annual Meeting, no longer apply. As such, the Company is filing this Current Report on Form 8-K to inform stockholders of this change and to provide the due date for the submission of any qualified stockholder proposals or qualified stockholder director nominations.

Stockholders of the Company who wish to have a proposal considered for inclusion in the Company’s proxy materials for the 2026 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposal is delivered to or mailed to and received by the Company’s Secretary at SunPower Inc., 1403 N. Research Way, Orem, UT 84097 no later than September 28, 2026, which the Company has determined to be a reasonable time before it expects to begin to print and distribute its proxy materials. Such proposals must comply with all applicable procedures and requirements of Rule 14a-8.

Any stockholder who intends to submit a director nomination or who intends to submit a proposal regarding any matter of business at the 2026 Annual Meeting other than in accordance with Rule 14a-8 or otherwise must similarly make sure that such nomination or proposal and related notice comply with all applicable rules of the SEC, the Delaware General Corporation Law and the Company’s Second Amended and Restated Bylaws, and are delivered to, or mailed and received at, the Company’s principal executive offices on or before the close of business on September 28, 2026. Any director nominations and stockholder proposals received after this deadline will be considered untimely and will not be considered for inclusion in the proxy materials for the 2026 Annual Meeting nor will they be considered at the 2026 Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.

Dated: September 17, 2026
	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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